

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

<u>Via Facsimile</u>
Shaun Passley
Chief Executive Officer
Epazz, Inc.
309 W. Washington St.
Suite 1225
Chicago, IL 60606

     Re: **Epazz, Inc.**
            Form 10-K for the fiscal year ended December 31, 2010
            Filed April 15, 2011
            File No. 333-139117

Dear Mr. Passley:

     We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 48

1. Please amend you disclosures to include management's report on internal controls over financial reporting. We refer you Item 308T of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page 41

2. Explain the nature of and terms associated with the $1.0 million prepaid expense. Tell us your consideration of presenting the prepaid expense as a deduction from stockholder's

equity. We refer you to SAB Topic 4.E. That is, explain why this item should be presented as a prepaid asset.

Note 9. Acquisitions, page 47

3. Clarify how your accounting for the acquisition of IntelliSys, Inc. complies with the guidance in ASC 805. In this respect, explain how you determined the purchase price and why no portion was allocated to goodwill or intangible assets. Tell us why you present the "accumulated deficit of the acquired subsidiary" as a component of accumulated deficit within your consolidated statements of stockholders' equity. In addition, explain how your pro forma presentation reflects continuing operations as if the acquisition had been consummated at the beginning of each period presented. That is, explain why the amount of pro forma revenues presented for each period are less than the amount of revenues presented in your consolidated statements of operations.

Form 10-Q for the quarterly period ended March 31, 2011

Certifications, page 43

4. We note that your Section 302 and 906 certifications are embedded within your quarterly report. Please amend to file the certifications as separate exhibits. We refer you to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shaun Passley
Epazz, Inc.
July 1, 2011
Page 3

       You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief